UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): April 19, 2021

INDUSTRIAL TECH ACQUISITIONS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-39490	85-1316132
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5090 Richmond Avenue

Suite 319

Houston, TX 77056

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (713) 599-1300

Not Applicable
(Former name or former address, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Units, each consisting of one share of Class A Common Stock and one Redeemable Warrant	ITACU	The Nasdaq Stock Market LLC

Class A Common Stock, par value $0.0001 per share	ITAC	The Nasdaq Stock Market LLC

Warrants, each exercisable for one share Class A Common Stock for $11.50 per share	ITACW	The Nasdaq Stock Market LLC

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01 Regulation FD Disclosure.

On April 19, 2021, Arbe Robotics Ltd., an Israeli company (“Arbe”), issued a press release (the “Press Release”) announcing an agreement between Arbe and AutoX. As announced on March 18, 2021, and described in greater detail in a Current Report on Form 8-K filed by Industrial Tech Acquisitions, Inc. (“ITAC”) with the Securities and Exchange Commission on March 24, 2021, ITAC and Arbe entered into a definitive Business Combination Agreement, dated as of March 18, 2021, pursuant to which, upon the terms and subject to the conditions set forth therein, among other things, a newly-formed corporation that is a wholly-owned subsidiary of Arbe will merge with and into ITAC, with ITAC surviving as a wholly owned subsidiary of Arbe, and the holders of ITAC’s common stock and warrants will become holders of Arbe ordinary shares and warrants, all as set forth in the Business Combination Agreement.

A copy of the Press Release is furnished as Exhibit 99.1 to this Current Report on Form 8-K. The Press Release is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such filing.

Forward-Looking Statements

This report contains, and certain oral statements made by representatives of ITAC and Arbe and their respective affiliates from time to time may contain, “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about Arbe and AutoX and the transactions described in the Press Release, and the parties’ perspectives and expectations, are forward-looking statements. Such statements include, but are not limited to, statements regarding the proposed partnership between Arbe and AutoX, expected growth opportunities for Arbe, anticipated future financial and operating performance and results attributable therefrom, and the expected timing of the implementation of the partnership, as well as ITAC’s and Arbe’s expectations with respect to future performance and anticipated financial impacts of the transactions (the “Transactions”) contemplated by the Business Combination Agreement, the satisfaction of the closing conditions to the Transactions and the timing of the completion of the Transactions. The words “expect,” “believe,” “estimate,” “intend,” “plan,” “anticipate,” “project,” “may,” “will,” “could,” “should,” “potential” and similar words or expressions indicate forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to various risks and uncertainties, assumptions (including assumptions about general economic, market, industry and operational factors), known or unknown, which could cause the actual results to vary materially from those indicated or anticipated. Such risks and uncertainties include, but are not limited to, risks related to: (i) the expected timing and likelihood of completion of the transactions described in the Press Release; (ii) a default by Arbe or AutoX; (iii) the occurrence of any event, change or other circumstances that could give rise to the termination of the agreement between Arbe and AutoX; (v) costs related to the proposed partnership between AutoX and Arbe; (vi) the occurrence of a material adverse change with respect to the financial position, performance, operations or prospects of Arbe or AutoX; (vi) the disruption of Arbe management time from ongoing business operations or performance of the units to be sold to AutoX; (vii) changes in applicable laws or regulations, including laws and regulations affecting the market for Arbe’s products; (viii) the possibility that Arbe may be adversely affected by other economic, business, and/or competitive factors, or the continuing effects of the COVID-19 pandemic, the worsening thereof or other future pandemics; (ix) the expected timing and likelihood of completion of the Transactions, including the risk that the Transactions may not close due to one or more closing conditions to the Transactions in the Business Combination Agreement not being satisfied or waived on a timely basis or otherwise, or that the required approval of the Business Combination Agreement and related matters by the shareholders of Arbe and ITAC are not obtained; (x) a default by one or more of the investors in the PIPE on its commitment, and ITAC’s failure to retain sufficient cash in its trust account or find replacement financing in order to meet the $100 million minimum cash condition in the Business Combination Agreement; (xi) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; (xii) the occurrence of a material adverse change with respect to the financial position, performance, operations or prospects of Arbe or ITAC; (xiii) the ability of Arbe to meet Nasdaq listing standards following the Transactions and in connection with the consummation thereof; (xiv) risks related to the matters set forth in the Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies, issued by the Division of Corporate Finance of the SEC on April 12, 2021 and costs related to such matters; and (xv) other risks and uncertainties, including those to be identified in the proxy statement/prospectus (when available) relating to the proposed business combination between ITAC and Arbe, including those under “Risk Factors,” “Cautionary Note Concerning Forward-Looking Statements” and “Arbe Management’s Discussion and Analysis of Financial Condition and Results of Operations” therein, and in other filings with the Securities and Exchange Commission by ITAC or Arbe. Readers are cautioned that the foregoing list of factors is not exclusive. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, readers are cautioned not to place undue reliance on these or any forward-looking statements, which relate only to the date they were made, and no party undertakes any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, except as may be required by law or applicable regulation.

Important Information About the Transactions and Where to Find It

Arbe intends to file with the SEC a Registration Statement on Form F-4, which will include a proxy statement of ITAC that constitutes a prospectus for Arbe and a definitive proxy statement for ITAC’s stockholders. Promptly after filing its definitive proxy statement with the SEC, ITAC will mail the definitive proxy statement and a proxy card to each stockholder entitled to vote at the special meeting relating to the Transactions. Investors and securityholders of ITAC and other interested persons are advised to read, when available, the preliminary proxy statement, and amendments thereto, and the definitive proxy statement in connection with ITAC’s solicitation of proxies for the special meeting to be held to approve the Business Combination Agreement and the Transactions because these documents will contain important information about ITAC, Arbe, the Business Combination Agreement and the Transactions. The definitive proxy statement will be mailed to securityholders of ITAC as of a record date to be established for voting on the Business Combination Agreement and the Transactions. The definitive proxy statement, the preliminary proxy statement and other relevant materials in connection with the transaction (when they become available), and any other documents filed by ITAC with the SEC, may be obtained free of charge at the SEC's website (www.sec.gov) or by writing to ITAC at: 5090 Richmond Ave., Suite 319, Houston TX, 77056.

Participants in the Solicitation

Arbe, ITAC and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies from the holders of ITAC common stock in respect of the proposed Transactions. Information about ITAC's directors and executive officers and their ownership of ITAC's common stock is set forth in ITAC's filings with the SEC. Additional information regarding the interests of the participants in the proxy solicitation will be included in the proxy statement pertaining to the proposed Transactions when it becomes available. These documents can be obtained free of charge from the sources indicated above.

Disclaimer

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed Transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Item 9.01.  Financial Statements and Exhibits.

(d)         Exhibits.

Exhibit No.	Description

99.1	Press Release, dated April 19, 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INDUSTRIAL TECH ACQUISITIONS, INC.

	By:	/s/ E. Scott Crist
Name: E. Scott Crist
Title: Chief Executive Officer and Chairman

Dated: April 23, 2021

3